Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

To the Board of Directors of UAP Holding Corp.

Greeley, Colorado

We consent to the use in this Registration Statement of UAP Holding Corp. on Form S-4 of our report dated March 4, 2004 with respect to UAP Holding Corp. and our report dated October 29, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for goodwill and other intangible assets in 2003) with respect to the ConAgra Agricultural Products Business, appearing in the Prospectus, which is a part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/S/    DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska

March 5, 2004